UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
Barneys New York, Inc. (Name of Issuer)
Common Stock, par Value $0.01 per share (Title of Class of Securities)
06808T-10-7 (CUSIP Number)
Ira M. Dansky, Esq.
Jones Apparel Group, Inc.
New York, NY 10018
(212) 450-8700

with a copy to:
Scott A. Barshay
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 10, 2004 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06808T-10-7
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Jones Apparel Group, Inc.  06-0935166

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______________________________________________ (b) ______________________________________________
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK/WC/OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place or Organization Pennsylvania, USA

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 10,576,428
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 10,576,428
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,576,428
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount of Row (11) 74.6%
14.	Type of Reporting Person (See Instructions) CO/HC

ITEM 1. SECURITY AND ISSUER

        This Schedule 13D relates to shares of common stock, par value $0.01 per share (the "Common Stock"), of Barneys New York, Inc., a Delaware corporation ("Barneys"). The address of Barneys' principal executive offices is 575 Fifth Avenue, New York, New York 10017.

ITEM 2. IDENTITY AND BACKGROUND

        This Schedule 13D is being filed by Jones Apparel Group, Inc., a Pennsylvania corporation ("Jones") on behalf of itself. The address of Jones' principal office and principal place of business is 250 Rittenhouse Circle, Bristol PA, 19007. The principal business of Jones is that of a holding company for several operating companies that are leading designers and marketers of branded apparel, footwear and accessories.

        (a),(b),(c) and (f). The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the board of directors of Jones are set forth on Schedule A hereto and incorporated herein by reference.

        (d) and (e). Neither Jones nor, to the best knowledge of Jones, any of the persons listed on Schedule A hereto, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Jones, Whippoorwill Associates, Inc. as agent and/or general partner for its discretionary accounts ("Whippoorwill") and Bay Harbour Management L.C. for its managed accounts ("Bay Harbour") entered into an agreement (the "Principal Stockholders' Agreement", the terms of which are hereby incorporated by reference) pursuant to which Whippoorwill and Bay Harbour agreed to, among other things, take certain actions in furtherance of the merger (the "Merger") of Flintstone Acquisition Corp., a Delaware corporation and wholly owned indirect subsidiary of Jones ("Merger Sub") with and into Barneys upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger dated as of November 10, 2004, among Jones, Merger Sub and Barneys (the "Merger Agreement", the terms of which are hereby incorporated by reference). Jones presently expects that the consideration paid by it to the holders of the capital stock of Barneys following the consummation of the Merger and pursuant to, and in accordance with, the Merger Agreement will be financed by Jones through cash on hand, borrowings under its existing credit facilities and/or proceeds from the issuance by it of debt securities.

ITEM 4. PURPOSE OF TRANSACTION

        (a)-(b) Whippoorwill and Bay Harbour entered into the Principal Stockholders' Agreement in order to induce Jones to enter into the Merger Agreement. Pursuant to the terms of the Principal Stockholders' Agreement, Whippoorwill and Bay Harbour have agreed, among other things, (i) to consent in writing to the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement in respect of all the shares of Common Stock beneficially owned by each of them, (ii) at any meeting of the stockholders of Barneys or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval of such stockholders is sought, to direct the voting of (or to cause to be voted) their shares of Common Stock against (A) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, share exchange, sale of substantial assets, reorganization, recapitalization, joint venture dissolution, liquidation or winding up of or by Barneys or any other business combination involving Barneys, (B) any Takeover Proposal (as defined in the Merger Agreement) and (C) any amendment or other change of Barneys' Certificate or Barneys' By-laws or other proposal or transaction involving Barneys or any of its subsidiaries, which amendment or other proposal or transaction in any manner could reasonably be expected to impede, frustrate, prevent or nullify any provision of the Principal Stockholders' Agreement, the Merger Agreement, the Debt Offer Documents (as defined in the Merger Agreement) or the consummation of the Merger or any other transactions contemplated thereby or change in any manner the voting rights of any class of capital stock of Barneys, (iii) except pursuant to the Principal Stockholders' Agreement, not to, directly or indirectly, (x) other than pursuant to the Merger, sell, transfer, pledge, assign or otherwise dispose of (including by gift or by operation of law) (collectively, "Transfer"), or enter into any Contract (as defined in the Merger Agreement) or other arrangement with respect to Transfer of, or any profit sharing arrangement relating to, any shares of Barney's Common Stock owned by them to or with any person, except an Affiliate (as defined in the Merger Agreement) of Whippoorwill or Bay Harbour, as the case may be, or the account or person for whom Whippoorwill or Bay Harbour is acting on behalf of with respect to such shares; provided that prior to such Transfer, or entering into such Contract or arrangement, such Affiliate, account or person (or Whippoorwill or Bay Harbour acting on behalf of such Affiliate or person) shall become a party to the Principal Stockholders' Agreement in respect of such shares pursuant to a joinder agreement satisfactory to Jones or (y) enter into any voting arrangement, whether by proxy (or written consent in lieu thereof), voting agreement or otherwise, with respect to any shares of Barney's capital stock or (iv) not to authorize or permit any Representative (as defined in the Merger Agreement) of Whippoorwill or Bay Harbour, as the case may be, to, directly or indirectly, (x) solicit, initiate or encourage any inquires or the making of any proposal that constitutes a Takeover Proposal or (y) enter into, continue or participate in any discussions or negotiations regarding, or furnish to any person any information relating to Barneys in connection with, or otherwise cooperate in any way with, any Takeover Proposal. Whippoorwill and Bay Harbour agreed that they will, and will cause each Representative of it to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted prior to November 10, 2004 with respect to any Takeover Proposal. In furtherance of the foregoing, Whippoorwill and Bay Harbour agreed that any Transfer in violation of the Principal Stockholders' Agreement will be void and of no force or effect. The Principal Stockholders' Agreement will terminate upon the earliest of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms.

        (c) Not applicable.

        (d) Pursuant to the Merger Agreement, upon consummation of the Merger, the board of directors of Barneys will be changed.

        (e)-(f) Not applicable.

        (g) Pursuant to the Merger Agreement, upon consummation of the Merger, the certificate of incorporation and by-laws of Barneys will be changed.

        (h) Following the consummation of the Merger, the Common Stock will cease to be quoted on the NASDAQ Over-The-Counter Bulletin Board Service.

        (i) Following the consummation of the Merger, the Common Stock of Barneys will be deregistered pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

        (j) Not applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a)-(b) Jones beneficially owns 10,576,428 shares of Common Stock, representing approximately 74.6% of the issued and outstanding Common Stock as of November 10, 2004, as represented by Barneys in the Merger Agreement.

        Except as set forth in this Item 5, neither Jones, nor, to the best knowledge of Jones, any person named in Schedule A to this Schedule 13D, beneficially owns any shares of Barneys' Common Stock.

        By virtue of the Principal Stockholders' Agreement, Jones may be deemed to share with Whippoorwill and Bay Harbour the power to vote or, with certain exceptions, dispose of shares of Common Stock subject to the Principal Stockholders' Agreement.

        Pursuant to Rule 13d-4 under the Act, Jones hereby states that this Schedule 13D shall not be deemed an admission that Jones is, for purposes of Section 13(d) of the Act, the beneficial owner of any equity securities of Barneys.

        (c) Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by Jones or, to the best of its knowledge, any person identified on Schedule A hereto, during the last sixty days.

        (d) Not applicable.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Except as described in Item 3 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Jones or, to the best knowledge of Jones, any person listed on Schedule A hereto with respect to any securities of Barneys, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 1: Principal Stockholders' Agreement dated as of November 10, 2004, among Jones, Barneys, Whippoorwill and Bay Harbour.

        Exhibit 2: Agreement and Plan of Merger dated as of November 10, 2004, among Jones, Merger Sub and Barneys.

SIGNATURE

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

JONES APPAREL GROUP, INC. (Registrant) By: /s/ Wesley R. Card Wesley R. Card Chief Operating and Financial Officer

 Date: November 18, 2004

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF JONES

        The table sets forth the name and present principal occupation or employment of each director and executive officer of Jones. Each such person is a citizen of the United States of America, and the business address of each such person is c/o Jones Apparel Group, Inc., 250 Rittenhouse Circle, Bristol, Pennsylvania, 19007.

Name	Present Principal Occupation or Employment
Peter Boneparth	Director of Jones. President and Chief Executive Officer Jones.
Sidney Kimmel	Chairman and Director of Jones.
Geraldine Stutz	Director of Jones. Principal partner of GSG Group, a fashion and marketing service.
Howard Gittis	Director of Jones. Vice Chairman and Chief Administrative Officer and a director of MacAndrews & Forbes Holdings Inc. a privately-held diversified holding company.
Anthony F. Scarpa	Director of Jones. Retired Senior Vice President/Division Executive, JPMorgan Chase Bank.
Matthew H. Kamens	Director of Jones. Attorney.
Michael L. Tarnopol	Director of Jones. Senior Managing Director, Chairman of the Investment Banking Division and Vice Chairman of the Board of Directors of Bear, Stearns and Co. Inc.
J. Robert Kerrey	Director of Jones. President of New School University.
Ann N. Reese	Director of Jones. Executive Director, Center for Adoption Policy Studies.
Wesley R. Card	Chief Operating and Financial Officer of Jones.
Patrick M. Farrell	Senior Vice President and Corporate Controller of Jones.
Rhonda J. Brown	President and Chief Executive Officer of Footwear, Accessories and Retail Group.
Anita Britt	Executive Vice President of Finance of Jones.
Ira M. Dansky	Executive Vice President, General Counsel and Secretary of Jones.